RMS

18005539

S... Washington, D.C. 20549

MAIL PROCESSING Received FEB 26 2018 WASH, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-39420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUINOX GROUP DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 HULFISH ST, STE 510
(No. and Street)

PRINCETON	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J ENCK — 609-430-0404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

555 17TH STREET	DENVER	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, ROBERT J. ENCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUINOX GROUP DISTRIBUTORS, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

STEPHEN COUNCIL
Notary Public - State of New Jersey
My Commission Expires Mar 23, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equinox Group Distributors, LLC

Financial Statement

For the Year Ended December 31, 2017

This report is deemed PUBLIC in accordance with Rule 17a-5(d) under the Securities Exchange Act of 1934.

EQUINOX GROUP DISTRIBUTORS, LLC
(A LIMITED LIABILITY COMPANY)
DECEMBER 31, 2017

Table of Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Directors and the Members of Equinox Group Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Equinox Group Distributors, LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2010.

Denver, Colorado
February 23, 2018

EQUINOX GROUP DISTRIBUTORS, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS:		
Cash	$	310,427
Prepaid expenses and other assets		90,327
Due from affiliate		59,771
Computer equipment, at cost, less accumulated depreciation of $79,464		9,481
TOTAL ASSETS	$	470,006

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	125,223
Due to affiliate		21,651
TOTAL LIABILITIES		146,874
MEMBER'S EQUITY		323,132
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	470,006

See Accompanying Notes to Financial Statement

EQUINOX GROUP DISTRIBUTORS, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Equinox Group Distributors, LLC is a Delaware limited liability company, originally formed on February 11, 1988. Equinox Group Distributors, LLC (the Company) is a wholly owned subsidiary of Equinox Financial Group, LLC.

The Company conducts business as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's operations consist of marketing mutual funds, trusts and limited partnership interests in public commodity pools and investment partnerships for which Equinox Fund Management, LLC (EFM) and Equinox Institutional Asset Management, LP (EIAM), entities affiliated with the Company through common ownership, serve as the registered investment advisers.

The Company claimed an exemption under paragraph (k)(1) from January 1, 2017 through April 16, 2017 and (k)(2)(i) from April 17, 2017 through December 31, 2017. FINRA membership was updated on April 17, 2017. Accordingly, the Company is exempt from the remaining provisions of the Rule. The provisions of Rule 15c3-3(k)(2)(i) apply to a broker or dealer that promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
As a limited liability company, the Company is not subject to federal income taxes. The Company's member separately accounts for its share of the Company's items of income, deductions, losses and credits. Therefore these financial statements do not include any provision for federal income taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and assets or liability in the current year. For the year ended December 31, 2017 management has determined that there are no material uncertain income tax positions. The Company's tax returns are filed as part of Equinox Financial Group's returns, on a consolidated basis. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Computer Equipment

Computer equipment is recorded at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis, over the five year estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2017 was $6,756 and is included in general and administrative expense on the statement of operations.

Wholesaling Fees Revenue

The Company records wholesaling fees and related expenses on a monthly accrual basis. All wholesaling activities are performed for the various investment products which are advised by EFM and EIAM. Wholesaling fees receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. There was no balance for the year ended December 31, 2017.

Recently Issued Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed a preliminary assessment of ASU 2016-02 and has begun formulating an implementation plan. If the current lease (see Note 5) is renewed (or another similar lease initiated) when the ASU becomes effective, the Company will generally be able to categorize its lease obligations under the Administrative Services Agreement as real estate leases (for office space). Recording real estate leases under ASU 2016-02 is expected to create a category of "right-to-use" assets on the balance sheet of the Company to record the value of the leased office space in an amount equal to the net present value of future lease payments due, offset by a liability representing the total amounts due for the current value of future lease obligations.

In a letter to the Securities Industry and Financial Markets Association dated November 8, 2016, the staff of the Division of Trading and Markets stated it would not recommend enforcement action to the SEC under Exchange Act Rule 15c3-1 if a broker-dealer computing net capital adds back an operating lease asset to the extent of the associated operating lease liability. Further, the Division will not recommend enforcement action to the SEC if a broker-dealer determining its minimum net capital requirement using the AI standard does not include in its aggregate indebtedness an operating lease liability to the extent of the associated operating lease asset.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606) ("ASC No. 2014-09"). This amendment creates the new ASC 606, and supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. They also provide guidance on when revenues and expense should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Recently Issued Accounting Pronouncements (continued)
The ASU 2014-09 is effective for public entities in annual reporting periods beginning after December 15, 2017 and the interim periods within those years. The Company expects to adopt the provisions of this guidance on January 1, 2018 using the modified retrospective approach with a cumulative-effect adjustment to opening retained earnings. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies will not change materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company. The Company is also evaluating its disclosures and may provide additional disaggregation of revenue upon adoption of ASU 2014-09.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. At December 31, 2017, the Company had net capital of $163,553 which was $153,761 in excess of its required net capital of $9,792. The Company's ratio of aggregate indebtedness to net capital was 0.90 to 1.

Distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash
The Company maintains deposits with financial institutions in amounts that at times may be in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Revenue
During the year ended December 31, 2017, 100% of the Company's revenue was earned from its affiliate.

Due from Affiliate
During the year ended December 31, 2017, 100% of the Company's receivables were owed from its affiliate.

NOTE 5 – RELATED PARTY TRANSACTIONS AND ARRANGEMENTS:

Shared Services Agreements

The Company has administrative service agreements in place with EFM and EIAM, related parties under common ownership. Under the terms of the agreements, EFM and/or EIAM provides accounting and information technology services to the Company at a shared cost. During the year ended December 31, 2017, specific to these agreements, $150,939 was expensed to General and Administrative expense within the statement of operations. As of December 31, 2017, the Company had an outstanding payable due to EIAM of ($21,651), which is included in due to affiliate on the statement of financial condition. There was no balance due to or from EFM.

The Company has an expense sharing agreement in place with Solon Capital, LLC, which does business under the name of Equinox Financial Solutions (EFS), and is a related party under common ownership. Under the terms of the agreement the Company shares leased office space in Princeton, New Jersey. As of January 24, 2017, there was an Amended & Restated Admin Services Agreement between EIAM and EGD which superseded the Solon agreement and included EGD's rent allocation.

The lease is a non-cancelable operating lease and expires on December 31, 2020. The expense sharing agreement with EIAM contains provisions for the use of certain overhead items such as space, utilities, furniture and other administrative services. Under this agreement the Company is responsible for 12% of the monthly rental payments to be made in accordance with the lease terms. Rent expense incurred by the Company during the year ended December 31, 2017 was $44,040 and is included in occupancy expense on the statement of operations. The Company's obligation for future minimum lease payments, under the above lease will be approximately $44,000 per year through 2020. As of December 31, 2017 the Company also had a net outstanding receivable due from EFS of $59,771, which is included in related parties receivable on the statement of financial condition. This balance includes a payment from the Company to fund its portion of the deposit on the lease for the Princeton, New Jersey office.

Wholesaling Agreements

The Company has wholesaling agreements in place with EFM and EIAM. Under the terms of the agreements wholesaling fee revenue generated by the Company results from the wholesaling activities performed for the various investment products advised by EFM and EIAM. During the year ended December 31, 2017, specific to these agreements $2,917,749 was generated as wholesaling revenue within the statement of operations. Given the nature of the wholesaling agreement, the Company will typically break-even on these transactions. Although EFM remained in operations for the year ended December 31, 2017, it ceased advising on its main investment product in March 2017.

Distribution Agreement

The Company has a service agreement with an unrelated third party broker dealer whereas the Company employs licensed financial representatives in connection with the wholesaling of certain mutual funds advised by EIAM. The Company receives compensation from the third party broker dealer for its work associated with the retaining, overseeing and supervising of financial representatives involved in sales-related activities with respect to the various investment products.

During the year ended December 31, 2017, specific to this agreement, $0 was recorded as commission revenue within the statement of operations.

NOTE 6 – RISKS AND UNCERTAINTIES:

Concentration Risk

Substantially all of the revenues generated by the Company are related to wholesaling activities performed for various investment products which EFM and EIAM serve as the registered investment adviser.

In the normal course of business, the Company's activities of marketing limited partnership interests in commodity pools and investment partnerships expose the Company to off-balance sheet risk. In the event the purchasers of such partnership interests experience losses, claims may be made of the Company for any marketing misinformation.

NOTE 7 – INDEMNIFICATIONS:

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.